SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

October 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:	Broadwind Energy, Inc.
Shares of Common Stock
Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of Broadwind Energy, Inc. (the “Company”), transmitted herewith through the EDGAR electronic filing system under the Securities Act of 1933, as amended (the “Act”), is the Company’s Registration Statement on Form S-1, under the Act (the “Registration Statement”), including exhibits, for the registration of shares of common stock, par value $0.001 per share, of the Company.

If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Sincerely,

/s/ Robert L. Verigan
Robert L. Verigan

CC: J.D. Rubin

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